UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports January 2010 Traffic

Monterrey, Mexico, February 9, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports decreased 10.5% in January 2010, as compared to January 2009. Domestic traffic decreased 12.1%, and international traffic decreased 4.2%.

Of total traffic, 97.1% was commercial aviation, and 2.9% was general aviation.

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic grew at four airports: Culiacán, +9.1%; Zacatecas, +5.3%; San Luis Potosí, +2.5%, and Durango, +0.8%. Culiacán traffic benefited from the performance of VivaAerobus, Interjet, and Grupo Mexicana. Grupo Aeroméxico led growth in San Luis Potosí and Zacatecas. Zacatecas and Durango also benefited from an increase in general aviation.

These factors were offset principally by the suspension of Aviacsa (suspended since July 6, 2009) and the reduction in traffic by Interjet and Grupo Aeroméxico. The Monterrey, Acapulco, Zihuatanejo, and Ciudad Juárez airports had the largest traffic reductions.

International traffic recorded growth at five airports.  Noteworthy were the growth in traffic at the Zacatecas airport (+20.7%) with respect to the routes to Los Angeles and Chicago, and at the Durango airport (+53.2%) with respect to the routes to Houston and Chicago.

The airports that had the largest reductions in international passenger traffic were Zihuatanejo, Acapulco, and Mazatlán, where the common reason for such reductions was a decrease in charter traffic, and Monterrey, which was affected by a reduction in traffic to and from Houston along with the effect of the suspension of Aviacsa.

The total number of flight operations (takeoffs and landings) in the month increased 0.6% as compared to the prior year period.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Total Passengers*

	Jan-09	Jan-10	Change %
Acapulco	99,622	84,786	(14.9)
Ciudad Juárez	54,224	43,529	(19.7)
Culiacán	76,741	83,611	9.0
Chihuahua	56,317	52,436	(6.9)
Durango	14,823	15,551	4.9
Mazatlán	76,947	74,366	(3.4)
Monterrey	417,830	368,117	(11.9)
Reynosa	17,778	16,899	(4.9)
San Luis Potosí	14,966	15,271	2.0
Tampico	42,553	30,767	(27.7)
Torreón	33,439	27,672	(17.2)
Zacatecas	19,834	22,008	11.0
Zihuatanejo	75,197	60,707	(19.3)
OMA Total	**1,000,271**	**895,720**	**(10.5)**

Domestic Passengers*

	Jan-09	Jan-10	Change %
Acapulco	63,627	51,398	(19.2)
Ciudad Juárez	54,130	43,493	(19.7)
Culiacán	75,493	82,372	9.1
Chihuahua	50,788	46,803	(7.8)
Durango	13,649	13,753	0.8
Mazatlán	30,086	28,792	(4.3)
Monterrey	358,054	311,751	(12.9)
Reynosa	17,602	16,792	(4.6)
San Luis Potosí	9,698	9,938	2.5
Tampico	39,058	27,193	(30.4)
Torreón	28,824	23,492	(18.5)
Zacatecas	12,518	13,177	5.3
Zihuatanejo	34,453	23,427	(32.0)
OMA Total	**787,980**	**692,381**	**(12.1)**

International Passengers*

	Jan-09	Jan-10	Change %
Acapulco	35,995	33,388	(7.2)
Ciudad Juárez	94	36	(61.7)
Culiacán	1,248	1,239	(0.7)
Chihuahua	5,529	5,633	1.9
Durango	1,174	1,798	53.2
Mazatlán	46,861	45,574	(2.7)
Monterrey	59,776	56,366	(5.7)
Reynosa	176	107	(39.2)
San Luis Potosí	5,268	5,333	1.2
Tampico	3,495	3,574	2.3
Torreón	4,615	4,180	(9.4)
Zacatecas	7,316	8,831	20.7
Zihuatanejo	40,744	37,280	(8.5)
OMA Total	**212,291**	**203,339**	**(4.2)**

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 960 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer
Date: February 9, 2010